UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Aradigm Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

038505301
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 038505301
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco LLC 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,946,148 (See Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,946,148 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,946,148 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 038505301
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,946,148 (See Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,946,148 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,946,148 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 038505301
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,946,148 (See Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,946,148 (See Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,946,148 (See Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1.      Security and Issuer.

   The name of the issuer is Aradigm Corporation, a California corporation (the "Issuer"). The address of the Issuer’s principal executive offices is 3929 Point Eden Way, Hayward, California 94545. This Schedule 13D relates to the Issuer’s common stock, no par value (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millenco LLC, a Delaware limited liability company (formerly Millenco, L.P., a Delaware limited partnership) ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco. Millenco, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Schedule 13D.

   The business address for Millenco, Millennium Management and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Note:  Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group"), is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no voting control or investment discretion over Millenco or its securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the 2,946,148 shares of Common Stock owned by Millenco in the transactions giving rise to this Schedule 13D was approximately $5,165,000, calculated on an average cost basis (excluding brokerage commissions) by account. Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date hereof, Millenco is the beneficial owner of 2,946,148 shares of Common Stock, which represents approximately 5.5% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of 54,046,705 shares of the Issuer’s Common Stock outstanding as of October 31, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q, dated November 14, 2007.

   Millennium Management, as the manager of Millenco, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco.

   Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be beneficial owners of 2,946,148 shares of Common Stock. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Millenco.

   (b)  Millenco may be deemed to hold shared power to vote and to dispose of the 2,946,148 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 2,946,148 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millenco.

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock during the past 60 days by the Reporting Persons. All of the transactions in the Issuer’s Common Stock were effected by Millenco in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millenco’s prime brokers, such prime brokers are permitted to lend securities in Millenco’s accounts to the extent permitted by debit balances in such account. Millenco generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand. However, it should be noted that shares lent by Millenco or its prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millenco.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of November 23, 2007, by and among Millenco LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2007

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/ David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, no par value, of Aradigm Corporation, a California corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 23, 2007

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/ David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
11/1/2007	47	1.78
11/1/2007	200	1.8
11/1/2007	250	1.7
11/1/2007	250	1.7
11/1/2007	250	1.71
11/1/2007	250	1.71
11/1/2007	250	1.71
11/1/2007	250	1.71
11/1/2007	250	1.71
11/1/2007	250	1.71
11/1/2007	250	1.72
11/1/2007	250	1.72
11/1/2007	250	1.72
11/1/2007	250	1.72
11/1/2007	253	1.84
11/1/2007	300	1.71
11/1/2007	300	1.71
11/1/2007	300	1.79
11/1/2007	400	1.8
11/1/2007	490	1.71
11/1/2007	490	1.71
11/1/2007	490	1.72
11/1/2007	490	1.72
11/1/2007	500	1.72
11/1/2007	500	1.72
11/1/2007	500	1.73
11/1/2007	670	1.72
11/1/2007	750	1.72
11/1/2007	750	1.72
11/1/2007	750	1.72
11/1/2007	750	1.72
11/1/2007	953	1.78
11/1/2007	1,250	1.7
11/1/2007	1,250	1.7
11/1/2007	1,250	1.71
11/1/2007	1,250	1.71
11/1/2007	1,250	1.71
11/1/2007	1,250	1.71
11/1/2007	1,250	1.71
11/1/2007	1,250	1.71
11/1/2007	1,500	1.7
11/1/2007	1,500	1.7
11/1/2007	2,000	1.7
11/1/2007	2,000	1.71
11/1/2007	2,000	1.72
11/1/2007	2,000	1.72
11/1/2007	2,500	1.7
11/1/2007	2,500	1.72
11/1/2007	2,500	1.72
11/1/2007	4,750	1.72
11/1/2007	4,750	1.72
11/1/2007	5,447	1.79
11/1/2007	14,330	1.72
11/1/2007	20,800	1.7
11/1/2007	28,540	1.72
11/1/2007	30,000	1.68
11/1/2007	36,400	1.8
11/1/2007	70,000	1.68
11/1/2007	100,000	1.7
11/1/2007	150,000	1.73
11/1/2007	243,600	1.8
11/2/2007	150,000	1.8683
11/2/2007	15	1.82
11/2/2007	100	1.78
11/2/2007	500	1.71
11/2/2007	500	1.75
11/2/2007	500	1.78
11/2/2007	900	1.78
11/2/2007	900	1.78
11/2/2007	1,000	1.77
11/2/2007	1,000	1.8
11/2/2007	1,000	1.8
11/2/2007	1,500	1.77
11/2/2007	2,500	1.78
11/2/2007	3,000	1.78
11/2/2007	3,512	1.78
11/2/2007	4,000	1.8
11/2/2007	5,000	1.73
11/2/2007	5,000	1.75
11/2/2007	5,000	1.75
11/2/2007	5,000	1.76
11/2/2007	5,000	1.77
11/2/2007	5,000	1.78
11/2/2007	5,000	1.78
11/2/2007	5,000	1.78
11/2/2007	5,000	1.78
11/2/2007	5,000	1.78
11/2/2007	8,750	1.78
11/2/2007	10,000	1.78
11/2/2007	10,000	1.78
11/2/2007	28,500	1.8
11/2/2007	34,500	1.7992
11/2/2007	42,700	1.8
11/2/2007	62,500	1.9288
11/2/2007	153,000	1.9663
11/2/2007	156,323	1.8
11/2/2007	172,800	1.8
11/2/2007	250,000	1.78
11/5/2007	41	1.81
11/5/2007	1,000	1.78
11/5/2007	1,000	1.78
11/5/2007	1,000	1.81
11/5/2007	1,000	1.8954
11/5/2007	2,000	1.78
11/5/2007	2,000	1.8
11/5/2007	2,000	1.8
11/5/2007	2,000	1.8
11/5/2007	2,500	1.78
11/5/2007	2,500	1.78
11/5/2007	2,500	1.78
11/5/2007	2,500	1.8
11/5/2007	2,500	1.8
11/5/2007	2,500	1.8
11/5/2007	2,500	1.8
11/5/2007	2,500	1.8
11/5/2007	3,000	1.82
11/5/2007	3,300	1.8
11/5/2007	4,000	1.8
11/5/2007	4,500	1.8
11/5/2007	5,000	1.8
11/5/2007	5,000	1.8
11/5/2007	5,000	1.8
11/5/2007	5,000	1.8
11/5/2007	5,000	1.8
11/5/2007	5,000	1.8
11/5/2007	5,659	1.8155
11/5/2007	6,000	1.8
11/5/2007	13,000	1.79
11/5/2007	34,500	1.8912
11/5/2007	64,000	1.831
11/7/2007	100	1.7
11/7/2007	200	1.7
11/7/2007	500	1.68
11/7/2007	500	1.7
11/7/2007	500	1.7
11/7/2007	500	1.7
11/7/2007	500	1.72
11/7/2007	500	1.75
11/7/2007	660	1.68
11/7/2007	700	1.7
11/7/2007	1,000	1.68
11/7/2007	1,000	1.7
11/7/2007	1,500	1.7
11/7/2007	1,500	1.7
11/7/2007	1,600	1.7
11/7/2007	1,700	1.75
11/7/2007	1,800	1.75
11/7/2007	2,000	1.68
11/7/2007	2,500	1.7
11/7/2007	2,500	1.7
11/7/2007	2,500	1.7
11/7/2007	2,500	1.7
11/7/2007	2,500	1.7
11/7/2007	2,500	1.7
11/7/2007	2,500	1.7
11/7/2007	2,500	1.7
11/7/2007	2,500	1.72
11/7/2007	2,500	1.74
11/7/2007	2,500	1.75
11/7/2007	2,500	1.75
11/7/2007	2,500	1.75
11/7/2007	2,500	1.75
11/7/2007	2,500	1.75
11/7/2007	3,000	1.7
11/7/2007	3,000	1.75
11/7/2007	3,300	1.7
11/7/2007	5,000	1.68
11/7/2007	5,000	1.68
11/7/2007	5,000	1.7
11/7/2007	5,000	1.7
11/7/2007	5,000	1.75
11/7/2007	5,500	1.71
11/7/2007	6,400	1.68
11/7/2007	7,500	1.7
11/7/2007	8,000	1.7
11/7/2007	8,500	1.68
11/7/2007	8,500	1.75
11/7/2007	10,000	1.68
11/7/2007	10,000	1.7
11/8/2007	88	1.65
11/8/2007	100	1.65
11/8/2007	200	1.65
11/8/2007	500	1.65
11/8/2007	500	1.65
11/8/2007	500	1.65
11/8/2007	600	1.64
11/8/2007	1,000	1.65
11/8/2007	1,000	1.65
11/8/2007	1,200	1.65
11/8/2007	1,500	1.65
11/8/2007	2,000	1.65
11/8/2007	2,000	1.65
11/8/2007	2,000	1.65
11/8/2007	2,050	1.65
11/8/2007	2,500	1.65
11/8/2007	2,500	1.65
11/8/2007	3,450	1.65
11/8/2007	4,000	1.65
11/8/2007	5,000	1.65
11/8/2007	5,000	1.65
11/8/2007	5,000	1.65
11/8/2007	5,000	1.65
11/8/2007	8,500	1.65
11/8/2007	10,000	1.65
11/8/2007	10,000	1.65
11/8/2007	15,000	1.65
11/13/2007	50,000	1.6298
11/14/2007	134	1.64
11/14/2007	500	1.58
11/14/2007	500	1.59
11/14/2007	500	1.59
11/14/2007	500	1.59
11/14/2007	1,666	1.59
11/14/2007	2,500	1.59
11/14/2007	2,700	1.55
11/14/2007	7,300	1.57
11/14/2007	18,700	1.58
11/15/2007	500	1.62
11/15/2007	1,000	1.62
11/15/2007	1,200	1.62
11/15/2007	1,500	1.63
11/15/2007	2,000	1.62
11/15/2007	2,000	1.62
11/15/2007	2,300	1.61
11/15/2007	2,500	1.61
11/15/2007	2,500	1.61
11/15/2007	2,500	1.61
11/15/2007	2,500	1.61
11/15/2007	2,500	1.61
11/15/2007	2,500	1.61
11/15/2007	2,500	1.61
11/15/2007	2,500	1.62
11/15/2007	2,500	1.62
11/15/2007	2,500	1.62
11/15/2007	2,500	1.62
11/15/2007	2,500	1.62
11/15/2007	2,500	1.62
11/15/2007	2,500	1.62
11/15/2007	2,500	1.62
11/15/2007	2,500	1.62
11/15/2007	2,500	1.62
11/15/2007	2,500	1.62
11/15/2007	2,700	1.61
11/15/2007	3,715	1.62
11/15/2007	5,000	1.62
11/15/2007	5,000	1.62
11/15/2007	5,000	1.62
11/15/2007	5,000	1.62
11/15/2007	5,000	1.62
11/15/2007	5,000	1.62
11/15/2007	5,000	1.62
11/15/2007	5,000	1.62
11/15/2007	6,000	1.62
11/15/2007	7,000	1.62
11/15/2007	7,000	1.62
11/15/2007	7,585	1.62
11/15/2007	10,000	1.61
11/15/2007	10,000	1.62
11/15/2007	10,000	1.62
11/15/2007	14,452	1.619
11/15/2007	15,000	1.61
11/15/2007	15,548	1.62
11/15/2007	22,500	1.62
11/16/2007	58	1.55
11/16/2007	200	1.55
11/16/2007	400	1.55
11/16/2007	500	1.55
11/16/2007	500	1.55
11/16/2007	500	1.55
11/16/2007	500	1.55
11/16/2007	1,000	1.55
11/16/2007	1,000	1.55
11/16/2007	1,342	1.55
11/16/2007	1,500	1.55
11/16/2007	1,500	1.55
11/16/2007	2,000	1.55
11/16/2007	2,500	1.55
11/16/2007	2,500	1.55
11/16/2007	2,500	1.55
11/16/2007	2,500	1.55
11/16/2007	2,500	1.55
11/16/2007	2,500	1.55
11/16/2007	3,000	1.55
11/16/2007	4,000	1.55
11/16/2007	4,500	1.55
11/16/2007	5,000	1.55
11/16/2007	5,000	1.55
11/16/2007	5,000	1.55
11/16/2007	5,000	1.56
11/16/2007	5,000	1.57
11/16/2007	7,500	1.55
11/16/2007	10,000	1.55
11/16/2007	10,000	1.55
11/19/2007	500	1.67
11/19/2007	500	1.68
11/19/2007	500	1.69
11/19/2007	1,000	1.68
11/19/2007	1,000	1.68
11/19/2007	2,500	1.67
11/19/2007	2,500	1.68
11/19/2007	2,500	1.68
11/19/2007	3,400	1.68
11/19/2007	3,500	1.67
11/19/2007	5,000	1.67
11/19/2007	5,000	1.67
11/19/2007	6,000	1.68
11/19/2007	8,000	1.68
11/19/2007	8,000	1.68
11/19/2007	10,000	1.68
11/19/2007	11,500	1.68
11/19/2007	16,000	1.68
11/19/2007	17,000	1.547
11/19/2007	20,600	1.68
11/19/2007	25,000	1.68
11/20/2007	50,000	1.63